February 2, 2007

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549-7010

Re:	Fortune Brands, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Form 10-Q for the period ended September 30, 2006
File No. 1-9076

Dear Mr. Decker:

This letter is in response to your letter dated January 24, 2007. For the convenience of the Staff, the Staff’s comments contained in the January 24, 2007 letter have been reproduced below and the Company’s response thereto have been set forth immediately after each comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Note 17. Information on Business Segments, page 69

1.	We note your response to prior comment 3. You state that the Home and Hardware financial reporting package is the reporting package prepared for and used by your segment manager. For efficiency purposes, you do not customize the Home and Hardware segment reporting package for the CODM and do not remove information not used by the CODM. You simply generate consolidated reporting which supplements the segment information. The consolidated package, which includes the Home and Hardware financial reporting package, is provided to all financial statement users within the corporate office and each user of the information focuses on what he or she needs; the financial statement users include your CODM. You also provided as Exhibit B a subset of the financial reporting package to show what information your CODM uses. Your response indicates that operating results are not regularly reviewed by your CODM at a level lower than the Home and Hardware level.

Given the extensive amount of discrete financial information your CODM receives at levels lower than the consolidated Home and Hardware level on a regular basis, we have difficulty overcoming the presumption that the CODM is using this financial information for making resource allocation decisions and assessing performance. Please further advise how you determine that the components of Home and Hardware, for which discrete financial information is provided in your financial reporting packages, do not meet the definition of operating segments pursuant to paragraph 10 of SFAS 131. If after further consideration you determine that these components do represent operating segments, please demonstrate how you determine it was appropriate to aggregate them into one Home and Hardware reportable segment in accordance with paragraph 17 of SFAS 131.

Response:

As discussed on the phone with you and Nudrat Salik during our January 30, 2007 call, we have extensive financial information for the components of our Home & Hardware segment simply because our Corporate staff prepares the consolidated Home & Hardware segment package as a service for our Home & Hardware Segment Manager.

As previously indicated, when distributing information within our Corporate Office, for efficiency and simplicity, we have historically distributed a package comprised of the information prepared for or submitted by each of our Segment Managers along with consolidated Fortune Brands information.

So as to fully align the CODM reporting package with what he uses and with how he runs the business, we are now effective with our fourth quarter and full year 2006 reporting, distributing to our CODM a custom package that mirrors the package that we previously shared with you. (Exhibit B to our January 15, 2007 response (FO 378 - 391))

We determined that the components of Home & Hardware, for which discrete financial information exists, do not meet the definition of operating segments pursuant to paragraph 10 of SFAS 131 because our CODM does not regularly assess performance and does not allocate resources to the components of Home & Hardware.

While our previous letter more fully detailed the key characteristics of how we run the business, we have summarized below, for your convenience, the following:

2

Our CODM sets and monitors strategic direction for the Company as a whole as evidenced by his stated objectives to grow Home & Hardware and Spirits & Wine both organically and through acquisitions, and to grow Golf organically. He has not separately established such objectives below the segment level. Our CODM establishes annual and long-term financial and operating performance goals both for the Company as a whole and for each of our operating segments (specifically segment sales and segment operating income goals). He has not established such goals below the segment level. Our CODM determines resource allocation for the Company as a whole and to each of our operating segments, including acquisition funding and aggregate segment capital spending. Our CODM reviews and approves each Segment Manager’s proposal for segment annual and long-term incentive targets. Our CODM assesses performance of the Company as a whole and for each of our three operating segments. Our CODM reviews and approves each segment’s financial and operating plans. Our CODM regularly interacts with each of our Segment Managers, but infrequently with management of any components within our operating segments.

Our Segment Managers are directly accountable to the CODM. Our Segment Managers are responsible for the day-to-day operations, financial results, and preparation of detailed financial and operating plans and forecasts for their segment. Our Segment Managers are responsible for setting short-term and long-term goals for the components within their segment, including establishing incentive targets. Our Segment Managers are responsible for delivery of results for their segment as a whole and for allocation of resources within their segment. Our Segment Managers are responsible for overall staffing for their segment. Our Segment Managers are responsible for overall segment growth strategies including development of new and existing customer relationships, pricing and discount programs, new product development, supply chain relationships and implementation of productivity improvement goals. Our Segment Managers’ annual incentive compensation is based exclusively on the performance of each operating segment and no Segment Manager’s compensation is tied to any individual component of the segment.

In summary, we believe that we are fully in compliance with FAS 131. We report our segments based on how we have organized our segments within the Company for making operating decisions and assessing performance. We believe this is evidenced by the level at which our CODM makes decisions about resources to be allocated to the segments, the level at which he determines strategy, establishes financial and operating goals and assesses the performance of the segments, and the overall organizational structure by which we operate the Company including the components for which our Segment Managers are held responsible.

2.	We note in your response to prior comment 5 in your letter dated December 1, 2006 that each Segment Manager has the authority to approve capital spending across the segment up to $1,000,000 per project and within the overall capital spending budget established by the CODM for the segment. Please further advise on how the capital spending budget is determined for each segment. Specifically, please clarify whether each segment manager submits a proposed capital spending budget amount to the CODM for his approval. If so, please tell us whether this proposed budget is prepared by the segment manager at the segment level or at a level lower than the segment level.

Response:

Capital budgeting at Fortune Brands is a bottom up process. We have a long held belief that internal capital spend is our highest return proposition. As long as our businesses provide returns in excess of our cost of capital, we do not limit capital spending.

With regard to capital budgeting, each Segment Manager is responsible for preparing a capital budget for his segment. Each Segment Manager submits his segment capital budget for review by the Corporate Capital Committee. The Corporate Capital Committee is comprised of the CODM, Senior V.P. and CFO (myself), Senior V.P. of Strategy & Corporate Development, V.P. and Controller, V.P. of Technical Innovation and Director of Business Development. Regarding the 2006 capital budget provided in my January 29 letter, labeled FO 416-420, you will note that the Home and Hardware Segment Manager presented his key project by component. This was for his convenience and not a requirement of our Capital Committee or our CODM. For budgeting purposes, the Corporate Capital Committee review is to assess aggregate budgeted capital. Any revision to aggregate budgeted capital would be addressed with each Segment Manager who is then responsible for determining the discrete capital projects that would be affected.

With regard to actual capital spend, each Segment Manager allocates capital within his segment and approves all capital expenditure projects. We require that projects in excess of $1 million be signed off by the Corporate Capital Committee when funding is requested. While the Corporate Capital Committee has never rejected a project funding request, it has been an important and beneficial review which assures optimal benefits are derived from our high value projects. In addition, all project funding requests in excess of $25 million must also be approved by the Board of Directors.

Please telephone me at (847) 484-4500 or, in my absence, Mark Roche, Senior Vice President, General Counsel and Secretary, at (847) 484-4440, if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comment to me by facsimile at (847) 484-4492.

Very truly yours,

/s/ Craig P. Omtvedt

Craig P. Omtvedt

Senior Vice President and Chief Financial Officer

4